GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016


U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers

Pursuant to Section 17 of the Securities Exchange Act of 1934 and

Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING **JAN 1ST 2016** AND ENDING **DEC 31ST 2016**


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER:

GOODBODY SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

BALLSBRIDGE PARK, BALLSBRIDGE

(No. and Street)

DUBLIN ,   **DUBLIN 4**   **IRELAND**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CURTIN +353 1 6419261

(Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

9645 LICOLNWAY LANE SUITE 214A   **FRANKFORT, ILLINOIS**   **60423**   **USA**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:  Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2)

OATH OR AFFIRMATION

I, **Tim Dyball**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Goodbody Securities Incorporated, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



WHEREOF an act being required of me
GEORGINA DRUM, a Notary Public in
The City and County of Dublin, Ireland
I have IN WITNESS set by hand and
Affixed my official Seal of Office

On this 23 day of February 2017



Notary Public   **GEORGINA DRUM**
                       168 PEMBROKE ROAD,
                       BALLSBRIDGE, DUBLIN 4.
              Notary Public for the County and City of Dublin
                            Ireland.
                      Commissioned for Life



_____
                                    Signature

Company Director
        Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Goodbody Securities Incorporated

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2017

TABLE OF CONTENTS

Page

STATEMENT OF FINANCIAL CONDITION
As at 31st December 2016

	$
Assets	
Cash and cash equivalents	1,407,157
Accounts receivable - customer	464,317
Prepayments	10,205
Deferred tax asset	982
Income tax receivable	337
Total Assets	**1,882,998**
Liabilities	
Accounts payable and other accrued expenses	625,656
Income tax payable	129
Total Liabilities	**625,785**
Stockholder's Equity	
Common stock, par value $0.01. Authorized 3,000 shares	
issued and outstanding 1 share at $0.01 per share	-
Additional paid in capital	1,057,000
Retained earnings	200,213
Total stockholder's equity	**1,257,213**
Total liabilities and stockholder's equity	**1,882,998**

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition December 31st, 2016

1. **General Information and Summary of Significant Accounting Policies**

   (a) **The Company**

   Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005. As of December 31st 2016, the Company was a wholly owned subsidiary of Ganmac Holdings (BVI) Ltd ("GANMAC"). GANMAC's primary shareholder is FEXCO Holdings which has a holding of 57%. GANMAC's other shareholder is the Goodbody Employee Benefit Trust ("EBT") which has a holding of 43%. The EBT holds shares on behalf of the employees of the Goodbody group.

   The Company acts as an introducing intermediary broker-dealer in transactions between an affiliate, Goodbody Stockbrokers, and its US Counterparties. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

   (b) **Basis of Preparation**

   These Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (c) **Revenue Recognition**

   Service income earned from Goodbody Stockbrokers is recognized on an accrual basis when the service has been provided. Fees are based upon an agreed amount and are paid quarterly in arrears.

   The Company has an agreement with Goodbody Stockbrokers ("GBS") to distribute independent third party research produced by GBS to the Company's US institutional clients. The US institutional clients put a non-contractual value on this research and sends it to the Company. The Company, per its agreement with GBS, remits a portion to GBS. Given the non-contractual nature of the relationship between the Company and the US institutional clients, the Company recognizes the revenue only upon receipt of the funds.

   (d) **Income Taxes**

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to Statement of Financial Condition December 31st, 2016

2. **Income Taxes**

Provision for income taxes for the years ended December 31st, 2016 includes the following amounts (the Company reports under the accrual method for tax purposes):

	$
Current Taxes	
Federal	17,251
City	25
State	25
Total Current	**17,301**
Deferred Taxes	
Federal	390
Total Deferred Taxes	**390**
Total provision for income taxes	**17,691**

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets are due to start-up and organizational costs.

A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2016. Management believes it is more likely than not that the Company will fully realize the total deferred income tax asset as of December 31, 2016, based upon its expected future levels of taxable income. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

3. **Cash and Cash equivalents**

Cash and cash equivalents consists of cash of $1,407,026 held with one financial institution. The Company considers all highly-liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents.

4. **Accounts receivable – Customer and Securities failed-to-receive Account**

	$
Cash owed regarding failed trades	464,317
Total Failed to receive Account	**464,317**

The Company has arranged for Goodbody Stockbrokers to clear trades and provide related services for transactions in securities of non-US issuers. The liability for the total failed to receive account is included in the accounts payable and other accrued expenses on the statement of financial condition.

Notes to Statement of Financial Condition December 31st, 2016

5.   **Accounts Payable and other Accrued Expenses**

	$
Due to Goodbody Stockbrokers, net	139,740
Audit Fee payable	12,500
Other	8,755
SIPC Accrual	344
Cash due regarding Failed trades	464,317
Total Accounts Payable and other Accrued Expenses	**625,656**

6.   **Net Capital**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2016, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $1,245,681 which was $995,681 in excess of its required net capital of $250,000.

7.   **Related party transactions**

Corporate overhead expenses are allocated by Goodbody Stockbrokers ("GBS"). Service fee income is charged to GBS. For the year ended December 31, 2016, corporate overhead expenses and service fee income were $132,520 and $223,146 respectively. At December 31st 2016, the Company had a net payable due to GBS for $139,740. This amount is included in "Accounts Payable and other accrued expenses" on the Statement of Financial Condition.

The Company has an agreement with GBS to distribute independent third party research produced by GBS to the Company's US institutional clients. The Company receives a research services fee from GBS for providing this service. For the year ended December 31st, 2016, total research services fee income from GBS was $73,324.

8.   **Commitments and Contingencies**

There were no commitments and contingencies at the year end.

9.   **Concentrations of Credit Risk**

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.